7251 West Lake Mead Boulevard Suite 300, Las Vegas, Nevada 89128 Tel: +1-702-989-8978

July 6, 2011

Sherry Haywood
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Renewable Fuel Corp (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments to the initial Registration Statement and to make appropriate updates.  The paragraph numbers below correspond to the numbered comments in the comment letter dated July 1, 2011.

Summary Information, page 2

1.	As requested, we have updated the exhibit list to include all exhibits filed with the original registration statement and all amendments to date.

Financial Information, page 4

2.
As requested we provided a clarification that the pro forma conversion of Preferred to common does not automatically occur upon the effectiveness of this registration but rather the requirement of trading must occur for the conversion of our Series A Preferred into Common to take effect.

Feedstock, page 33

3.
To further respond to comment 17 of your letter dated February 28, 2011 we have included as Exhibit 10.29 a confirmation letter from Desmet which has been issued to confirm the capability of PBC plant to produce blended feedstock.

Business Strategies, page 44

4.	We have revised the table to disclose achievements met and unmet during the fourth quarter of 2010 and the first quarter of 2011 and added an explanation for the unmet glycerine production milestones.

Description of Securities, page 26
Preferred Stock, page 26

5.	In regards to our supplemental agreement with Oilcorp, we considered ASC 470-20-25-20 related to Contingent Conversion Options.

ASC 470-20-25-20 states that changes to the conversion terms that would be triggered by future events not controlled by the issuer shall be accounted for as contingent conversion options, and the intrinsic value of such conversion options shall not be recognized until and unless the triggering event occurs. The term recognized is used to mean that the calculated intrinsic value is recorded in equity with a corresponding discount to the convertible instrument.

Based on this and accounting guidance in EITF 00-27 the Company will assess the fair value of the warrants required to be issued, if any, at the time of the conversion.   The relative fair value of the preferred stock and the warrants will be determined based on their relative fair value.  Any beneficial conversion feature that results from the preferred stock being less than $1 per share will be recorded at the time the amounts are determinable. The discount related to the BCF and discount will be recognized as a preferred stock dividend.

We have made the requested revisions and included a table showing estimates of the number of warrants that the Company may be required to issue based upon several alternative weighted average market prices of our common stock.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 42
Critical Accounting Policies and Estimates, page 43
A Development Stage Company, page 43

6.	We have deleted the word “fully”.

Impairment of Long-Lived Assets, page 45

7.
We have included additional disclosures related to the revised impairment analysis that resulted in the restatement.  The original impairment analysis looked at the net cash flow exclusively from operating the plant as manufacturer of glycerin.  This provided a relatively low value.  The original impairment analysis did not factor in the ability to sale the plant to a non related buyer.  The Company had obtained an appraisal in November 2008 which valued the plant at $45.0 million.  The Company determined that they could operate the plant in the short term as a glycerin manufacturer than resale the plant in the near future for the appraised value.  It was assumed that the 2008 value had declined as a result of falling oil prices and world economic factors.  These conditions would likely improve including higher oil prices and better world economic conditions.  The Company assumed sales costs and discounted the expected cash flows at 20% per annum.  Subsequently to the impairment date the oil prices have improved, there has been a return of biofuels incentives and the world economy has improved.  The Company’s management’s updated analysis of operating the Company as a biofuels manufacturer demonstrates a value of the plant at substantially higher than the carrying value of the plant at March 31, 2011 and September 30, 2010. We have included a third party valuation report summary as Exhibit 10.30 with a note the entire 107-page appraisal is available for review at http://rfuelcorp.com/vpcappraisal.zip .  We also included the original impairment analysis and updated impairment analysis for your review as Attachments A and B to this letter.

8.	We estimate the plant useful life of 15 years and begin depreciation once the plant is placed in service.

Warrants, page 46

9.
The Company’s policy is to account for the fair value of warrants at fair value.  At March 31, 2011 and September 30, 2010 the fair value of the warrants was calculated based on a Black-Sholes model. Attachment C to this letter presents the variance between the black-sholes model and a lattice model as not significant at March 31, 2011.  The Company’s management determined that this was the best indication of value at March 31, 2011 and September 30, 2010 because the Company’s stock price has been determined to be $1.00 per share during the entire period.   If the stock prices were to fluctuate in the future the Company will consider the use of the binomial or lattice models to address the significant.  The Company’s management does not believe that the use of alternative valuations would have resulted in a material adjustment from the values arrived at as a result of the exercise price and current stock price being the same on the dates of valuations.  Use of a lower exercise price with a lower common stock price would not result in a higher value than the black-sholes value obtained at March 31, 2011.

Revenue Recognition, page 46

10.	We added the following clarification to revenue recognition:

 Our consultation services provided:

1.	To participate, evaluate and provide the necessary advice & recommendation to The Management of our client in the selection of Technology Provider.
2.
To prepare a Business Plan complete with Financial Simulations (Income Statement, Balance Sheet and Cash Flows Projections) on the financial viability of 20,000MT per year capacity of Glycerine production plant.

Revenue recognition is based on the stage of completion of the above services and the reasonable assurance on its collectability.

Results of Operations, page 47
Six Months Ended March 31, 2011 compared to March 31, 2010

11.	As requested, we revised our disclosure to address the underlying nature and terms of revenue arrangements and factors that led to decreases in payroll, legal and professional expense.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 68

12.	In response to your request, our auditors have revised their report to reflect the correct opinion date of the effective restatement.

Non-controlling interest, page 78

13.
We considered ASC 810-10-45-21 which provides for allocating losses attributable to the parent and the noncontrolling interest in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable to the parent and the noncontrolling interest, shall be attributed to those interests. That is, the noncontrolling interest shall continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.

We also looked at ASC 323-10-35-19 An investor's share of losses of an investee may equal or exceed the carrying amount of an investment accounted for by the equity method plus advances made by the investor.  An equity method investor shall continue to report losses up to the investor's investment carrying amount, including any additional financial support made or committed to by the investor.  Under ASC 323-10-35-20  The investor ordinarily shall discontinue applying the equity method if the investment (and net advances) is reduced to zero and shall not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.  Under ASC 323-10-35-35-21  An investor shall, however, provide for additional losses if the imminent return to profitable operations by an investee appears to be assured. For example, a material, nonrecurring loss of an isolated nature may reduce an investment below zero even though the underlying profitable operating pattern of an investee is unimpaired. Under ASC 323-10-35-35-22  If the investee subsequently reports net income, the investor shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The Company’s management assessed the fact that Renewable Fuels Corp. (RFC) investment in the subsidiary included a loan from RFC where the non-controlling interest did not.  Therefore once the non controlling interest shareholders losses exceeded their basis the Company’s management believe that it was appropriate to allocate the excess losses to the investment in the subsidiary held by RFC and not to the non controlling shareholders.  It was determined that there was no imminent return to profitable operations nor is it likely that RFC could obtain a return of losses from the non controlling shareholders.  As such the Company’s management believes the allocation of losses is consistent with the treatment between the investors and with U.S. GAAP.

Note 4. Business Combination, page 85

14.
As requested, we added a summary of Century assets and liabilities at the time of acquisition and explained that Century shareholders received the largest portion of ownership and control of BRII and explained how the PBC spin-off lacked economic substance and how the party with 51% does not control the business.

Note 6, Property, Plant and Equipment, Net, page 93

15.
Regarding your request, Renewable Fuel leases the land for its plants under 20 and 99 year agreements and capitalizes the upfront payments of $268,000 and $1,167,000 respectively for the leasehold interest. The carrying amount for the land is the upfront lease payments which include the land costs, duties and professional fees of the land.

Exhibits – page 130

16.	Regarding your request, the credit facilities agreement between PBC and Bank Pembangunan Exhibit 10.28 has been added.

17.
Mr. Henderson’s employment agreement has not been rescinded as his agreement automatically renews and RFC has agreed to his salary until such time the company's revenue allows for a make up of the short fall. Mr. Henderson has continued to execute his responsibilities as an officer and director of RFC until the time when RFC revenue is able to fulfill the Company’s financial obligation to him. In order to clarify his position with the Company we have withdrawn the “independent contractor” language altogether.

Exhibit 5.1

18.	Our securities counsel has revised its legal opinion to consent with reproduction of the opinion as an updated Exhibit 5.1.

This concludes our response to your comment letter of July 1, 2011.  We look forward to next steps and the Securities and Exchange Commission’s determinations.

Sincerely,

/s/ William Van Vliet
Chairman and CEO

Cc: Michael Williams, Esq

Renewable Fuel Corp Group Operation 10 Years Forecast			0	1	2	3	4	5	6	7	8	9
(USD)
			2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Profit & Loss
Sales			16,879,150	17,385,525	17,907,090	18,444,303	18,997,632	19,567,561	20,154,588	20,759,225	21,382,002	22,023,462
Cost of Sales			15,696,049	16,166,931	16,651,939	17,151,497	17,666,042	18,196,023	18,741,904	19,304,161	19,883,286	20,479,784

Gross Profit			1,183,101	1,218,594	1,255,152	1,292,806	1,331,590	1,371,538	1,412,684	1,455,065	1,498,717	1,543,678
			7.01%	7.01%	7.01%	7.01%	7.01%	7.01%	7.01%	7.01%	7.01%	7.01%

General & Administration costs:			729,114	744,147	759,632	775,581	792,008	808,928	826,356	844,307	862,796	881,840

EBITDA			453,987	474,446	495,520	517,225	539,582	562,610	586,328	610,758	635,921	661,838

	Discount	60%	0.494106	0.308816	0.193010	0.120631	0.075395	0.047122	0.029451	0.018407	0.011504	0.007190

	EBITDA		453,987	474,446	495,520	517,225	539,582	562,610	586,328	610,758	635,921	661,838
	Discounted EBITDA		224,318	146,517	95,640	62,394	40,682	26,511	17,268	11,242	7,316	4,759
	Cumulative		224,318	370,834	466,475	528,868	569,550	596,061	613,329	624,571	631,887	636,646

			Summary of Present Value				Note:
 This discounted cash flow analysis was origianlly prepared to support FMV of plant as a biodeisel facility.  Subsequent discussions with management relative to the intended use of the plant to produce glycerine resulted in modifications of the DCF analysis as follows:

			Present Value of Annual FCF			636,646	OG-01	Rather than reduce potential revenue production to glycerine based assumptions a gross discount of 60% was applied.
			Terminal Value			-		Although not generally an accepted use of assumptions, the caluclations generally confirm managements assertions as to the
			Sum of Present Value			636,646		anticipated net cash flow of the facility as a glycerine based production facility

			Cost cap'd to plant post 9.30.09 (exc. int.)			992,104	RM
As of the date of the issuance of the audit report, client has been unable to prove any ability to produce even glycerin from this plant. Accordingly, the actual fair value of this plant is probably nil.

						3.48132	FOREX	Client has impaired the value of its land held for sale to nil even though it probably has value
						284,979	OG-01	Based upon the significant impairment adjustment and the ultimate result on the financial statements
								We do not take excpetion to the presented value of remaining assets even though they ay be missaplied between

Renewable Fuel Corp Group Operation 10 Years Forecast			0	1	2	3	4	5	6	7	8	9
(USD)
			2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Profit & Loss
Sales			16,879,150	17,385,525	17,907,090	18,444,303	45,000,000	-	-	-	-	-
Cost of Sales			15,696,049	16,166,931	16,651,939	17,151,497	2,250,000	-	-	-	-	-

Gross Profit			1,183,101	1,218,594	1,255,152	1,292,806	42,750,000	-	-	-	-	-
			7.01%	7.01%	7.01%	7.01%	95.00%	0.00%	0.00%	0.00%	0.00%	0.00%

General & Administration costs:			729,114	744,147	759,632	775,581	-	-	-	-	-	-

EBITDA			453,987	474,446	495,520	517,225	42,750,000	-	-	-	-	-

			1	2	3	4	4	5	8	9	10	11
	Discount	20%	0.912871	0.760726	0.633938	0.528282	0.482253	0.401878	0.254766	0.212305	0.176921	0.147434

	EBITDA		453,987	474,446	495,520	517,225	42,750,000	-	-	-	-	-
	Discounted EBITDA		414,431	360,924	314,129	273,241	20,616,319	-	-	-	-	-
	Cumulative		414,431	775,355	1,089,484	1,362,725	21,979,044	21,979,044	21,979,044	21,979,044	21,979,044	21,979,044

			Summary of Present Value

			Present Value of Annual FCF		21,979,044
			Terminal Value		-
			Sum of Present Value		21,979,044	G-02

	PMBHD NOTE: Calculation was prepared by Client. We noted that schedule appeared to be mechancially correct. Refer to G-02 regarding our assessment
	of DCF analysis inputs and results.

Renewable Fuels
BLACK-SCHOLES OPTION-PRICING MODEL

Antidilution value

INPUT VARIABLES	3/31/2011
Number of Shares	600,000
Date issued	2/20/2009
Stock Price at grant date	$1.0000
Exercise Price	$1.000			used 1 year from issuance for rule 144, plus 5 year term
Term	1.50
Volatility	70.0%
Annual Rate of Quarterly Dividends	0.00%
Discount Rate - Bond Equivalent Yield	1.81%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$1.00
Present Value of Exercise Price	$0.97
Cumulative Volatility	85.73%

CALL OPTION
Proportion of Stock Present Value	67.73%
Proportion of Exercise Price PV	-34.56%
Call Option Value	$0.3409

PUT OPTION
Proportion of Stock PV	-32.27%
Proportion of Exercise Price PV	65.44%
Put Option Value	$0.31

Number of options valued	600,000

	$204,535
Anti-dilution value:
Market value (trading market)	$1.000
Less warrant value	$0.3409
Maximum anti-dilution value	0.66
Probability of anti-dilution trigger	10%	$0.0659
		$0.4068
Combined warrant value		$244,081
		$204,535	Warrant Value
		$39,547	Anti-dilution clause

Value technique 2	Shares	Call Price	Value	Exercise	Share price	Probability	Allocated value
Value at current price	600,000	0.341	$ 204,600	$ 1.00	$ 1.00	50%	$ 102,300
Value at future lower price	1,200,000	0.170	$ 204,000	$ 0.50	$ 0.50	25%	$ 51,000
Value at future lower price	6,000,000	0.034	$ 204,000	$ 0.10	$ 0.10	25%	$ 51,000

							$ 204,300